 Exhibit 99.2

April 12, 2021, 2021

Dear Fellow Shareholders,

Legion Partners Asset Management, LLC (together with its affiliates, “Legion Partners” or “we”) is a top five shareholder of Genesco Inc. (NYSE: GCO) (“Genesco” or the “Company”), with a beneficial ownership position of approximately 5.6% of the Company’s outstanding shares. It is important to note that Legion Partners has invested in Genesco multiple times over the years, and we have a successful record of advocating for value-enhancing actions that benefited our fellow shareholders and helped sharpen the Company’s focus. Unfortunately, Genesco has failed to build on the foundation we helped lay in 2018 and it is now on a concerning, downward trajectory that could result in the permanent impairment of value. This is why we have nominated seven highly-qualified, independent candidates for election to the Company’s Board of Directors (the “Board”) at the 2021 annual meeting of shareholders (the “2021 Annual Meeting”).

Legion Partners believes Genesco’s chronic underperformance relative to its peers and relevant indices stems from the incumbent Board’s stubborn commitment to a conglomerate structure and years of value-destructive capital allocation decisions. Although our previous engagement with Genesco resulted in a partial refresh of the Board and the divestment of Lids Sports Group (“Lids”) for $101 million, we did not seek to replace a majority of directors. Unfortunately, we believe allowing a majority of the Company’s directors to remain in place has resulted in an entrenched Board that has been either unable or unwilling to implement accretive initiatives that support enduring value creation. With an average director tenure of more than 10 years and a history of underperformance for the decade leading up to the pandemic in 2020, we believe that substantial change in the boardroom is long overdue and necessary at the 2021 Annual Meeting in order for Genesco to achieve its greatest potential.

Our concerns regarding the Board’s fitness and judgement have only mounted in recent days. We were shocked to learn on Friday, April 9th that Genesco has been recording our recent conversations without seeking or receiving prior consent. Even if lawful in Genesco’s home state of Tennessee, we struggle with the motivation and ethics behind engaging in this type of conduct with one of the Company’s largest stockholders. In our view, it raises serious questions regarding the Board’s commitment to transparent governance and maintaining trust with shareholders.

This initial letter details what else has gone wrong at Genesco and why substantial change is desperately needed. Over the upcoming weeks, our nominees intend to detail their ideas and release a comprehensive strategic plan for transforming Genesco into a stronger and more focused company that can deliver near-term and long-term value. We firmly believe that if our nominees are elected and their strategic plan is fully implemented, Genesco will be able to produce $7.50 in earnings per share (“EPS”) by fiscal 2023 and see its stock double from current levels. We believe this level of earnings is possible by achieving a 6% operating income margin, monetizing non-core assets and implementing a prudent capital allocation framework that contemplates organic investments and share repurchases.

While we are attempting to replace a majority of the Board, we want to be clear that we are not seeking to remove Mimi Vaughn as a director or as Chief Executive Officer. In fact, Legion Partners intends to vote to reelect Ms. Vaughn at the 2021 Annual Meeting. Our nominees are prepared to partner with Ms. Vaughn and draw on her institutional knowledge to implement a strategic plan for Genesco.

The Board Has Presided Over Long-Term Share Price Underperformance

Legion Partners believes its case for meaningful change is largely validated by Genesco’s perpetual underperformance – over several time periods – relative to its peers, the Russell 2000 Index, the S&P 1500 Footwear Index and the S&P 500 Index.

	Share Price Performance (Total Shareholder Returns Include Dividends)
	Pre-COVID to Present	1 Year	3 Year	5 Year	10 Year
Genesco Inc.	2%	151%	10%	(28%)	21%
Peer Group (1)	52%	205%	127%	243%	236%
ISS Peer Group (2)	47%	192%	61%	108%	82%
S&P 1500 Footwear Index (3)	34%	62%	100%	136%	499%
S&P 500	31%	50%	67%	122%	282%
Russell 2000 Index	37%	82%	54%	119%	206%

Genesco Relative Performance:
Peer Group (1)	(50%)	(54%)	(117%)	(271%)	(214%)
ISS Peer Group (2)	(46%)	(40%)	(51%)	(136%)	(61%)
S&P 1500 Footwear Index (3)	(33%)	89%	(90%)	(164%)	(478%)
S&P 500	(29%)	101%	(57%)	(150%)	(260%)
Russell 2000 Index	(35%)	69%	(44%)	(147%)	(185%)

Source: Company SEC Filings, Capital IQ as of 04/09/2021 (Pre-COVID date of 12/31/2019)

(1) Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

(2) ISS Peer Group includes ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW

(3) S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW

The Board Has Presided Over Long-Term Operating Underperformance

As detailed below, Genesco’s operating performance and returns on invested capital (“ROIC”) have also steadily declined over the long-term. We believe the incumbent directors have failed to effectively guide management and hold it accountable for these poor results.

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	Fiscal Year									'12-'20
($mm)	2012	2013	2014	2015	2016	2017	2018	2019	2020	Change
Net Sales	$2,292	$2,605	$2,625	$2,860	$3,022	$2,868	$2,907	$2,189	$2,197
Gross Profit	$1,148	$1,299	$1,299	$1,400	$1,443	$1,418	$1,416	$1,047	$1,063
Gross margin %	50.1%	49.9%	49.5%	49.0%	47.8%	49.4%	48.7%	47.8%	48.4%	(172bps)
Selling and administrative expenses	$984	$1,112	$1,134	$1,231	$1,284	$1,276	$1,321	$962	$966
% of Net Sales	42.9%	42.7%	43.2%	43.0%	42.5%	44.5%	45.5%	44.0%	44.0%	105bps
Operating income	$161	$170	$163	$167	$151	$142	($96)	$82	$83
Operating income margin %	7.0%	6.5%	6.2%	5.8%	5.0%	4.9%	(3.3%)	3.7%	3.8%	(325bps)
Net earnings (loss)	$92	$112	$93	$98	$95	$97	($112)	($52)	$61
Net earnings (loss) margin %	4.0%	4.3%	3.5%	3.4%	3.1%	3.4%	(3.8%)	(2.4%)	2.8%	(124bps)
ROIC (1)	16.9%	15.9%	13.9%	13.1%	11.2%	10.7%	6.6%	7.5%	10.7%	(617bps)

Source: Company SEC Filings (2012-2018 filings included Lids. 2019-2020 filings were pro forma for sale of Lids). Legion Partners’ Estimates

Note: 1. ROIC is defined as: ROIC = NOPAT / 4Q Trailing Average Debt & Equity, where NOPAT = Reported Operating Profit – Tax Expenses and 4Q Trailing Average Debt & Equity = 4Q Average of Net Debt + Shareholders Equity. Assuming consistent tax rate of 25%. 2018 ROIC calculation excludes $182mm of goodwill impairments from Operating Profit

In the table below, we isolated Genesco’s performance without the Lids segment (which was sold in 2019). As shown, the Company’s operating income margin has been deteriorating for years. From 2015 to 2020, the operating income margin was roughly cut in half down to 3.8%. This downward trajectory further bolsters our belief that substantial change is needed on the Board.

	Fiscal Year						'15-'20
($mm)	2015	2016	2017	2018	2019	2020	Change
Net Sales	$1,957	$2,047	$2,021	$2,128	$2,189	$2,197	12%
Operating income	$118	$143	$108	$74	$82	$83	($34)
Operating income margin %	7.0%	7.0%	5.3%	3.5%	3.7%	3.8%	(320bps)
Net earnings (loss)	$98	$95	$97	($112)	($52)	$61	($36)
Net earnings (loss) margin %	5.0%	4.6%	4.8%	(5.3%)	(2.4%)	2.8%	(220bps)

Source: Company SEC Filings that pro forma 2015-2020 fiscal years for sale of Lids

We Have Serious Concerns With the Board’s Capital Allocation Decisions

We believe a major contributor to Genesco’s poor performance is the Company’s ill-conceived plan to operate as a retail conglomerate holding company and think of itself as a private equity investment platform. As noted below, management has historically described this structure as such:

“We own a number of retail-oriented businesses. The common theme here is they operate in protected niches. We use the phrase businesses that are difficult for others to replicate and we believe that that then delivers outsized returns. We marry that with great operators. We give them a lot of independence in terms of operating their business and we heavily pay for performance. We try to mimic a lot of private equities' best practices in our approach and then we operate a shared services model with a very small corporate center that supports these businesses.”

‒	Robert Dennis, former Genesco Chairman and CEO 1/14/2014

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However, we believe this approach and conglomerate operating structure have empowered management to make a string of poor acquisition decisions that has led to an increasingly bloated cost structure and corporate overhead. Several of the worst capital allocation decisions are detailed below, and we believe that without material change to the Board, the Company and shareholders will experience more of the same going forward.

•	Lids – Genesco curiously decided to enter the hat business in 2004 and spent $283 million in various acquisitions to build up the segment. After 15 years in this unrelated business and an abysmal track record of poor performance, Genesco exited the business in 2019 for $101 million in cash. The selling price was a 64% discount to the acquisition costs and implies an internal rate of return of 7.1%.

•	Schuh – In 2011, Genesco attempted to extend its reach outside of North America by buying a European footwear retailer. While the business has by many measures been a disaster since its acquisition, it is still owned by Genesco today and we estimate the current value at less than 20% of the acquisition cost. We estimate the internal rate of return on this acquisition of -1.2%.

•	Togast LLC – Genesco was again on the acquisition path in 2020 and spent $34 million to buy a licensing business. Given that the existing Genesco licensing business does not generate any profitability, we are doubtful that Togast will meaningfully change the profitability of this shrinking segment.

Lids

Genesco acquired Lids in 2004 and subsequently acquired several other hat retailing businesses for a total cost of $283 million. Following these acquisitions, Genesco grew the location count for Lids by opening new stores. Interestingly, for most of the time that Genesco owned Lids, same store sales were generally positive. However, we believe the Lids segment operationally underperformed largely due to other underperforming acquisitions, low-productivity from opening new stores, significant gross margin erosion and weak cost controls. As noted in the table below, from fiscal 2012 to fiscal 2018, the operating profit margin fell from 11.3% to 1.5%.

Source: Company SEC Filings

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While we were pleased to see Lids sold in 2019, our diligence revealed that the main reasons for Lids’ underperformance before its sale stemmed from massive inventory mismanagement year after year. Genesco also appeared to lack the key relationships and expertise to effectively compete for licensing deals with major sports leagues and the foresight to compete online as a destination for product search, instead relying on mall customers to make a hat purchase. As you will see below, the downward spiral of profits matches the story of Schuh.

Schuh

In 2011, Genesco’s management team ventured into Europe to buy Schuh, a European footwear retailer. Here is what Genesco management’s team touted at the time of the Schuh deal:

"Schuh provides us with an immediate and established retail presence in the United Kingdom, a highly experienced international management team, and improved insight into global fashion trends. The concept is similar to Journeys in customer demographics, product offering and operating philosophy, so it is a business we know and understand.”

‒	Robert Dennis 6/23/2011

The Schuh results from the time of acquisition up until the COVID-19 pandemic paint a completely different picture. Since buying Schuh, the Genesco team expanded the business from its original base of stores in Ireland, Scotland and Northern England to move into Southern England and then into Germany. In the process, Genesco strayed from Schuh’s original core business model of being more of a small-town neighborhood shoe retailer with local customer allegiance. Building out a store base in Southern England with larger stores and a more urban customer base did not go well. Schuh experienced higher rents as it expanded further south and, by 2019, management determined that the high-end rents were making the cost structure “uneconomical.” Here are the high-level operating statistics which show how Schuh has performed under Genesco’s management:

Schuh Key Statistics	At Acquisition	FY 2020 (Pre-COVID)
# of Stores	75(1)	127
Sales ($mm)	$271mm	$374mm
Operating Profit ($mm)	$25mm	$5mm
Operating Margin %	9.1%	1.2%
Source: SEC Filings, Press Releases, Legion Partners’ Estimates
Note: 1. Includes 59 stores and 16 concessional locations
FY 2020 ended February 1, 2020

In our view, the story of Schuh demonstrates a Board and management team that are not executing well and lack an awareness of the challenges of global expansion. This misallocation of capital not only damaged shareholder value on an immediate basis, but also held the Company back from investing in core assets and focusing on sound execution across the existing portfolio. Through studying what went wrong, we’ve noted a few key areas that seemed to plague this acquisition:

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•	Decision to expand into Europe – Management seemed intent on Genesco expanding abroad without apparently recognizing that the market was very competitive and that market dynamics in Europe are different than the U.S. – the acquired venture was more of a small-town shoe store than a viable growth engine.

•	Decision to expand store base into Southern England and Germany – Management entered into prohibitively expensive leases in the UK (in and around London area) as well as an ill-fated expansion into Germany.

•	Insight into fashion trends – Management claimed buying Schuh would offer fashion perspectives, yet this is one of the most irrational reasons for making an acquisition we have ever heard – if you need to monitor European fashion trends, fly to Europe and walk around – it would be infinitely more cost-effective.

•	Vendor synergies – Vendor synergies were noted as another key reason for the Schuh acquisition, but instead, product availability for Schuh has been a major issue at times as well as differing consumer tastes.

Togast

More recently, Genesco purchased Togast in 2020, which it described as a leading footwear licensee. When we look at Genesco’s results from its Licensed Segment, we suspect why the existing licensed business needed to buy something – it was shrinking and made almost no money but had to support the bloated overhead inherent in Genesco’s conglomerate structure. The Togast deal was structured as a $33.7 million cash payment at closing and a four-year earnout with the potential of an additional $34 million in cash consideration.

“The acquisition of Togast adds scale to our successful licensed brands platform. The combination of our licensed business with Togast's strengths furthers our footwear focused strategy by creating an even more robust platform within Genesco that can serve multiple tiers of distribution.”

‒	Robert Dennis 12/18/2019

The financial results for Genesco’s licensed brands segment are as follows:

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Source: Company SEC Filings

On a recent call we asked Ms. Vaughn to provide some details around the revenues possible from licensed brands following the pandemic and she noted that while the guidance on the Licensed Brands segment would likely go up due to the addition of Togast, the core Dockers business had been in decline for some period and that it was very hard to predict what the future looked like for this segment. A year ago, just after closing the Togast acquisition, management provided the following outlook:

“Included in our guidance for consolidated sales is between $80 million to $90 million in revenue related to the Togast acquisition.”

‒	Melvin G. Tucker 3/12/2020

We are skeptical that Genesco shareholders will ever see an incremental $80 million to $90 million in revenue from Togast because the base revenues of the pre-acquisition Licensing Segment are declining. In our view, rather than responsibly reallocate or return capital to shareholders, Genesco has made another ill-advised acquisition overseen by a Board and management team more focused on empire building than generating shareholder value.

Johnston & Murphy

Johnston & Murphy (“J&M”) is yet another footwear business acquired and operated by Genesco that appears to have been severely undermanaged based on the results. This is particularly disappointing because J&M has a rich history built over 170 years and having made shoes for 33 U.S. Presidents. J&M was acquired in 1951 by Genesco. The following table highlights the J&M segment’s recent results:

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Source: Company SEC Filings

J&M’s resilience is likely due to its rich heritage. This said, we believe the business has been very poorly managed. We believe the key areas of concern are as follows:

•	Wholesale business has been undermanaged – We estimate there are thousands of retail doors to penetrate, and deeper SKU penetration is needed in existing wholesale doors.

•	Retail store base has substantial room for expansion – Management has been very slow to maximize opportunity to open stores despite recently noting that there were 200+ store locations that could be added.

•	Footwear design issues – We believe introductions during 2020 performed poorly as management has struggled to stay on-trend, likely leading to the hiring of a new Head of Product Development.

•	Women’s business – J&M aggressively introduced a women’s category, but it sold poorly and has led to frequent inventory markdowns and liquidations.

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Wholesale Retail Split – J&M vs. Peers

Source: SEC Filings, Legion Partners’ Estimates

We believe that J&M will continue to struggle under the current leadership. The skill sets required to operate a business like J&M are not only very different than the rest of the businesses at Genesco, but J&M was being consistently undermanaged before the recent design issues surfaced, leading to a change on the operating team.

The Board Has Allowed Journeys, Which is Genesco’s Core Business, to Stagnate

Genesco’s core business, Journeys, has been the one shining spot at Genesco. However, even this store base has produced highly inconsistent profitability as the table below highlights:

Source: Company SEC Filings

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While Journeys has a strong, loyal customer base and good sales momentum, we believe there are opportunities for growth and profitability that have been neglected by the Board and management team.

The Board Has Signed Off on a Bloated SG&A Structure

Genesco has maintained an excessive corporate cost structure, which is both high in dollars and as a percentage of sales. We believe this is because the Board has been focused on maintaining a bloated corporate structure in Nashville. During our first campaign at Genesco, management claimed to be focused on reducing SG&A, but a comparison of Genesco and its peers does not reflect favorably on this measure.

Source: SEC Filings, Legion Partner’s Estimates

Note: Financials based on the latest pre-COVID fiscal year filings

The level of corporate costs that are not allocated back to business units at Genesco is a staggering sum of nearly $40 million per year. Corporate and other expenses have grown faster than revenue as noted in the table below. Due to the impending demolition of the current Genesco headquarters, management, in 2020, found a new location comprising 199,000 sq. ft. and entered into a 15-year lease and plans to spend $16 million to build out this swanky new space which will house approximately 800 employees. We find this level of spending very problematic.

	Fiscal Year									'18-'20
	2012	2013	2014	2015	2016	2017	2018	2019	2020	Change
Net Sales	$2,292	$2,605	$2,625	$2,860	$3,022	$2,868	$2,907	$2,189	$2,197	(24%)
Corporate & Other Expenses	$46	$43	$28	$30	$30	$31	$33	$39	$40	21%
% of Net Sales	2.0%	1.6%	1.1%	1.0%	1.0%	1.1%	1.1%	1.8%	1.8%	68bps

Source: Company SEC Filings. 2012 – 2018 filings included Lids. 2019 – 2020 filings were pro forma for sale of Lids.

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We Believe the Board Has Formulated a Misaligned Compensation Plan That Pays for Underperformance

Over the past decade, Genesco has stated in every annual proxy statement that “Genesco’s compensation programs for its senior management are designed to incorporate a significant element of pay for performance.” However, Genesco’s executive compensation appears to serve executives instead of employees or shareholders. The ratio of the annual total compensation of the CEO to the median employee increased to 1,441:1 in 2020, implying an 143% increase from 593:1 just 2 years ago.

While the Company claims to recognize “the ultimate objective of building shareholder value,” its compensation program seems to stand in contrast. We believe that the Board has approved a compensation plan that pays for underperformance. As shown below, during the fiscal 2014 to fiscal 2020 period, the top five Named Executive Officers’ (NEOs) compensation increased by 43% while operating profit was halved. In our view, the Board has hidden its misalignment of pay with performance by embracing an overly complicated Economic Value Added Incentive Compensation Plan (“EVA Plan”) that is clearly not providing appropriate alignment or incentives, and seems intentionally convoluted.

The “pay for underperformance” result is made possible first by designing a non-symmetric EVA Plan. Despite their objective to “reward creation of shareholder value,” the EVA Plan is ironically designed to pay out positive bonus for EVA declines. In addition, to brace for belt-tightening, it seems the Board also consistently sets lower performance targets for higher target payout. In fiscal 2020, for example, while the target EVA improvement for every business unit declined to around one-third of fiscal 2013 level, the CEO’s estimated target payout during this period grew by 15%.

Source: SEC Filings, Legion Partners’ Estimates

Note: FY 2018 Operating Profit excluded $182mm of goodwill impairments

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We Believe the Board Lacks Sufficient Alignment with Shareholders

We believe that the Board’s failure to create value for Genesco’s shareholders is in part attributable to its own lack of skin in the game (as well as management’s). It is easy to rubberstamp one failed acquisition or growth strategy after the other, sign off on large capital expenditures and approve excessive operating expenses when you have no material exposure to the Company’s share price. Since fiscal 2012, directors have purchased a mere $0.3 million in Company stock while collecting over $8 million in director compensation. We think having directors that invest in total just 4% of their fees in the Company demonstrates a lack of conviction and confidence in Genesco and is woefully misaligned with shareholders.

We Believe the Board Bears Responsibility for Worst-in-Class Valuation

The Company’s operating underperformance has resulted in one of the lowest market valuations in the retail sector. We believe the Company will struggle to create shareholder value and will not be rewarded a reasonable valuation until there is a refreshed Board committed to overseeing management in developing a strategic plan that shareholders can believe will be successful. The Board is currently comprised of 8 individuals, one new and 7 of which share a disturbing history of chronic and prolific value destruction as noted in the table below.

			GCO Relative TSR over Tenure vs.
Director	Tenure	GCO Own. %	Core Peer Group	ISS Peer Group	S&P 1500 Footwear	S&P 500	Russell 2000
Kathleen Mason	25 Years	0.313%	(2980%)	(1144%)	(1155%)	456%	544%
Matthew C. Diamond (Gov. / Nom. Comm. Chair)	20 Years	0.345%	(3446%)	(1204%)	(1440%)	(246%)	(388%)
Marty G. Dickens	18 Years	0.192%	(4170%)	(675%)	(1745%)	(390%)	(458%)
Thurgood Marshall, Jr.	9 Years	0.109%	(258%)	(99%)	(398%)	(293%)	(243%)
Joanna Barsh (Comp. Comm. Chair)	7 Years	0.183%	(176%)	(83%)	(269%)	(199%)	(153%)
Kevin P. McDermott (Audit Comm. Chair)	5 Years	0.149%	(279%)	(137%)	(150%)	(162%)	(160%)
John F. Lambros	0 Years	0.009%	82%	23%	155%	142%	123%
Mimi E. Vaughn (CEO / Chair)	1 Years	1.344%	(45%)	(39%)	(27%)	(16%)	(22%)

Source: SEC Filings, Investor Group’s Estimates, Capital IQ – Data as of 04/09/2021

(1) Core Peer Group includes BOOT, DBI, FL, SCVL, CAL, DKS, HIBB, WWW, CROX, DECK, SHOO, SKX

(2) ISS Peer Group includes ANF, GES, SCVL, BKE, CROX, HIBB, SHOO, ZUMZ, ANF, CAL, DBI, URBN, CHS, EXPR, PLCE, WWW

(3) S&P 1500 Footwear Index includes CROX, DECK, NKE, SKX, SHOO, WWW

Note: Total Shareholder Return (“TSR”) figures as of respective Board appointment date through 04/09/2021. Assumes that Kathleen Mason, Matthew C. Diamond, Marty G. Dickens and Thurgood Marshall, Jr. were appointed on January 1st in their year of appointment due to lack of detailed information

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Our Nominees Have Superior Experience in Retail, Capital Allocation and Strategic Planning and Are Well-Positioned to Create Significant, Long-Term Shareholder Value

Legion Partners spent significant energy and time recruiting a slate that has the backgrounds and qualifications required to ignite a turnaround from the boardroom. In order to position our slate to maintain important corporate continuity under various change-in-control scenarios, we also recruited individuals with prior c-level leadership experience.

Legion’s highly-qualified, independent nominees will bring substantial and complementary skills in areas that include retail operations, footwear and apparel merchandising, marketing, customer experience, real estate and governance.

More detailed information on Legion’s nominees is as follows:

Marjorie L. Bowen, age 56, is an experienced public company director with extensive knowledge of corporate governance, capital markets strategies and strategic transactions.

•	Ms. Bowen previously served a one-year term as an independent director of Genesco from 2018-2019. During that period, she actively monitored the successful sale process for Lids, and participated in the consideration of other strategic alternatives. Her prior tenure as a director will allow her to immediately understand the Company, its operations, and challenges.

•	Ms. Bowen has served as a director on over a dozen public and privately held companies, including Genesco and other industry participants such as Centric Brands and Talbots.

•	As a qualified NYSE and NASDAQ financial expert, Ms. Bowen has experience chairing Special Committees, Audit Committees, and Restructuring/Strategic Committees.

•	She also has experience serving as a director in situations that call for improved governance, transparency and accountability.

•	Prior to her directorships, Ms. Bowen had a nearly 20-year career in investment banking at Houlihan Lokey, serving as Managing Director from 1997 to 2008 and heading its industry leading fairness opinion practice. During her tenure at Houlihan Lokey, Ms. Bowen was the most senior woman at the firm.

•	As both an investment banker and corporate director, Ms. Bowen has experience across different types of corporate finance and M&A transactions for both healthy and distressed companies. In addition to the retail experience above, she has broad industry experience, including a focus in real estate intensive and related industries while at Houlihan Lokey.

•	Ms. Bowen holds a B.A. and graduated cum laude from Colgate University in 1987. She holds an M.B.A., with a concentration in Finance from the University of Chicago in 1989.

Thomas M. Kibarian, age 55, is an experienced retail executive with a background that also includes advising and investing in companies across the industry.

•	Thomas M. Kibarian currently serves as a freelance advisor to private equity firms that invest in mid-cap retail and consumer wholesale businesses, since January 2013. He assists these firms in developing investment theses, in conducting due diligence on prospective investments, and in the strategic oversight of portfolio companies.

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•	He is also a coach to CEOs, with a focus on entrepreneurs who are running a wide range of retail and consumer product companies, including a home decor retailer, an apparel brand, a food brand, and a consumer health service.

•	Mr. Kibarian previously served as the Chief Executive Officer at Garden Ridge (n/k/a At Home Group Inc. (NYSE: HOME)), a home décor retailer, from September 2005 to December 2012, and as a member of its board of directors, from April 2003 to December 2012. Mr. Kibarian took over as CEO shortly after Garden Ridge was purchased for $25mm out of bankruptcy as a breakeven business and sold the business seven years later for over $700mm when it was a 25% EBITDA margin business. Mr. Kibarian and his team increased gross margin from 40% to 50% through format renewal, category remix, and merchant function automation, reduced per store occupancy expense by 35%, self-funded a 50% increase in store count by developing a new store model with <1 year payback, and reduced SG&A by 40%.

•	Prior to that, Mr. Kibarian served as Partner at Three Cities Research, Inc., a private equity firm, from February 2003 to September 2005, and as an Associate Principal at McKinsey & Company, Inc., a global management consulting firm, from August 1997 to January 2003. Mr. Kibarian focused primarily on the retail industry, and served a wide range of US retailers, including mass merchants, department stores, and specialty apparel retailers. He served clients on a wide range of issues, including strategy, growth, and marketing spend effectiveness.

•	Mr. Kibarian received his M.B.A. with a concentration in Finance from The Wharton School of the University of Pennsylvania, a M.S. in Statistics from Stanford University, and a B.S. in Statistics from the University of Chicago.

Margenett Moore-Roberts, age 50, is a seasoned marketing strategist and an expert in diversity and inclusion initiatives.

•	Ms. Moore-Roberts serves as Chief Inclusion & Diversity Officer for IPG DXTRA, a global collective of 28 marketing services and agency brands as a part of Interpublic Group (NYSE: IPG), since January 2020.

•	Previously, Ms. Moore-Roberts held Corporate Diversity & Inclusion leadership roles at Golin and Yahoo. She served as VP and Global Head of Inclusive Diversity at Yahoo from 2016 to 2017 and established Yahoo’s first Office of Inclusive Diversity as a global Center of Excellence. She also established and led the growth of Yahoo’s first video advertising network.

•	Prior to joining Yahoo in 2011, she served as VP of Client Services & Ad Operations at Scanscout / Tremor Video (now known as Telaria) from 2007 to 2011 and VP of Client Services at Muze from 2001 to 2007.

•	Ms. Moore-Roberts holds a B.A. from Otterbein University.

Dawn H. Robertson, age 65, is a proven retail executive with significant operational, omnichannel and marketing experience.

•	Ms. Robertson has served as Independent Non-Executive Chairman at Splitit Payments Ltd (OTCMKTS: STTTF) since February 2021 and previously served as a Director of the Company.

•	Ms. Robertson serves as the CEO of On Campus Marketing, a nationwide leader in endorsed marketing to college students and parents since 2018.

12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025

•	Ms. Robertson is a business leader of major retailers, department stores and startups with extensive turnaround experience at Old Navy, Myer, Sak’s Avenue, OCM, May Dept Stores, and Macy’s. She has 26 years’ expertise at the executive management level.

•	Ms. Robertson served as the Chief Executive Officer of Stein Mart Inc. in 2016. Ms. Robertson served as the President of Old Navy, Inc. from November 2006 to February 2008. She served as Managing Director of Myer Grace Bros of Coles Group Limited from 2002 to 2006.

•	She has extensive omnichannel experience, including the development and launch of Macys.com and Bloomingdales.com and currently as CEO of OCM, an online retailer of college dorm essentials.

•	Ms. Robertson is a graduate from Auburn University with a BA in Fashion Merchandising.

Patricia M. Ross, age 56, is a seasoned retail executive and veteran public company director with a focus on global e-commerce, digital assets and technology.

•	Ms. Ross, also known as Patty, currently serves as a Board Member for Nautilus Inc., and MMC Corp.

•	Ms. Ross previously served as an Executive Advisor to Apple, Inc., a technology company, from November 2019 to February 2020.

•	She served as Founder and Principal for PMR Operations and Organizational Consulting LLC, a company providing organizational, talent and business consulting services, from March 2017 to November 2019.

•	She spent the majority of her career with Nike, Inc. (NYSE: NKE), where she focused on strategy, process re-engineering, operations, and general management. From 1992 to March 2017, Ms. Ross served Nike, Inc. in a variety of roles, including most recently Vice President, Global Operations & Technology.

•	Ms. Ross pioneered, developed, and implemented Nike's first global e-commerce B2B website for retailers (www.nike.net), sharing a significant amount of alignment and partnership with Nike.com, including leveraging of infrastructure, digital assets, and technology.

•	She led her team to create Nike’s Global Brand Imaging organization, which supported and focused on creating premium product photography and videos for all Nike point-of-sale needs, including consumer websites, apps and digital sell-in-tools, scaling in digital commerce to new levels.

•	Ms. Ross holds a Bachelor of Applied Science degree in Finance and Marketing from Portland State University, a coaching certification in Executive Leadership Development from The Hudson Institute of Coaching, and an Advanced Management Certificate of Completion in Business Administration and General Management from Harvard Business School. She is also a graduate of the Executive Education Program at Harvard Business School, where she focused on corporate boards, governance, operations, and management.

Georgina L. Russell, age 44, is a capital markets expert who also possesses valuable experience in the software and information technology fields.

•	Ms. Russell is the Portfolio Manager of Chicane Opportunities Fund, a management and consulting firm.

•	Previously, she oversaw a portfolio of credit and equity securities at Willett Advisors LLC, which manages the philanthropic assets of Michael R. Bloomberg.

12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025

•	Prior to Willett, Ms. Russell was a Managing Director at Smithwood Advisers, L.P., an investment advisory firm with $2.5 billion in assets under management at the time.

•	Earlier in her career, Ms. Russell served as an Analyst at Lonestar Capital Management LLC, an investment advisory firm, from January 2009 to April 2012.

•	From August 2007 to December 2008, Ms. Russell served as an Analyst at Smithwood in their Hong Kong office.

•	Before embarking on a career in investing, Ms. Russell was a software engineer. She architected and authored cloud-based distributed systems.

•	Ms. Russell graduated from the University of California, Berkeley with honors in Computer Science. She received an MBA with honors from The Wharton School at the University of Pennsylvania.

Hobart P. Sichel, age 56, is a proven marketing leader and veteran c-level executive in the retail space.

•	Mr. Sichel is the President of bps Captura, an independent advisory and consulting firm to corporate senior leaders, private equity firms, and boards across multiple consumer-facing industries, since 2019.

•	Mr. Sichel previously worked at Burlington Stores from 2011 to 2019, where he served as Executive Vice President and Chief Marketing Officer. He was a key member of the leadership team that turned the business around and launched its initial public offering.

•	At Burlington, Mr. Sichel was responsible for marketing, corporate strategy and the company’s push into e-commerce.

•	Prior to joining Burlington and since 1998, Mr. Sichel served as a Principal at McKinsey & Company. He was a leader in McKinsey’s Marketing and Retail practices in North America. Prior to 1998, Mr. Sichel worked in various capacities across consumer facing industries including retail, e-commerce, packaged goods, financial services, and media.

•	Mr. Sichel holds an M.B.A. from Columbia University and a B.A. from Vassar College.

Legion Partners believes that Genesco has tremendous potential to thrive in today’s evolving retail landscape; however, we feel strongly that substantial change to the Board is required to put the Company on a path to value creation for all shareholders and stakeholders. We look forward to communicating with our fellow shareholders over the upcoming weeks.

Sincerely,

Christopher Kiper	Ted White

12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025

About Legion Partners

Legion Partners is a value-oriented investment manager based in Los Angeles, with a satellite office in Sacramento, CA. Legion Partners seeks to invest in high-quality businesses that are temporarily trading at a discount, utilizing deep fundamental research and long-term shareholder engagement. Legion Partners manages a concentrated portfolio of North American small-cap equities on behalf of some of the world’s largest institutional and HNW investors.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Legion Partners Holdings, LLC, a Delaware limited liability company (“Legion Partners Holdings”), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2021 annual meeting of shareholders of Genesco Inc., a Tennessee corporation (the “Company”).

LEGION PARTNERS HOLDINGS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Legion Partners Holdings, Legion Partners, L.P. I, a Delaware limited partnership (“Legion Partners I”), Legion Partners, L.P. II, a Delaware limited partnership (“Legion Partners II”), Legion Partners, LLC, a Delaware limited liability company (“Legion Partners GP”), Legion Partners Asset Management, LLC, a Delaware limited liability company (“Legion Partners Asset Management”), Christopher S. Kiper, Raymond T. White, Marjorie L. Bowen, Thomas M. Kibarian, Margenett Moore-Roberts, Dawn H. Robertson, Patricia M. Ross, Georgina L. Russell and Hobart P. Sichel.

As of the date hereof, Legion Partners I directly beneficially owns 791,552 shares of Common Stock, par value $1.00 per share, of the Company (the “Common Stock”). As of the date hereof, Legion Partners II directly beneficially owns 44,526 shares of Common Stock. As the general partner of each of Legion Partners I and Legion Partners II, Legion Partners GP may be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II.  As the investment advisor of each of Legion Partners I and Legion Partners II, Legion Partners Asset Management may be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II. As of the date hereof, Legion Partners Holdings directly beneficially owns 100 shares of Common Stock and, as the sole member of each of Legion Partners Asset Management and Legion Partners GP, Legion Partners Holdings may also be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II.  As a managing director of Legion Partners Asset Management and managing member of Legion Partners Holdings, each of Messrs. Kiper and White may be deemed to beneficially own the 836,078 shares of Common Stock beneficially owned in the aggregate by Legion Partners I and Legion Partners II and 100 shares of Common Stock held of record by Legion Partners Holdings. As of the date hereof, none of Messrs. Kibarian and Sichel or Mses. Bowen, Moore-Roberts, Robertson, Ross and Russell own beneficially or of record any securities of the Company.

12121 Wilshire Blvd, Suite 1240, Los Angeles, CA 90025